UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G


UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.2 )

Amaya, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02314M108
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|x| Rule 13d-1(b)

|_| Rule 13d-1(c)

|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 Name of Reporting Person


IRS Identification No. of Above Person
Caledonia (Private) Investments Pty Limited (no EIN)

2 Check the Appropriate Box if a member of a Group
(a)  |_|
(b)  |_|

3 SEC USE ONLY

4 Citizenship or Place of Organization
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 Sole Voting Power
26,142,985

6 Shared Voting Power
0

7 Sole Dispositive Power
26,142,985

8 Shared Dispositive Power
0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
26,142,985

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares |_|

11 Percent of Class Represented by Amount in Row 9
18.02%

12 Type of Reporting Person
IA




Item 1(a). Name of Issuer:
Amaya, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
7600 Trans Canada Hwy
Pointe-Claire, Quebec H9R 1C8
Canada

Item 2(a). Names of Person Filing:
Caledonia (Private) Investments Pty Limited


Item 2(b). Address of Principal Business Office or, if none, Residence:
Level 10, 131 Macquarie Street
Sydney, NSW, 2000, Australia

Item 2(c). Citizenship:
Australia

Item 2(d). Title of Class of Securities:
Common Stock


Item 2(e). CUSIP Number:
02314M108


Item 3. Type of Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or
(c), check whether the person filing is a:

(a) |_| Broker or dealer registered under section 15 of the Exchange Act.
(b) |_| Bank as defined in section 3(a)(6) of the Exchange Act.
(c) |_| Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 .
(e) |X| An investment adviser in accordance with Rule
        13d-1(b)(1)(ii)(E);
(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 26,142,985
(b) Percent of class: 18.02%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 26,142,985
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 26,142,985
(iv) Shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class.


Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security
Being Reported on by the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2017



By:  Bernard Stanton
Caledonia (Private) Investments Pty Limited

Its: Director